EXHIBIT 21 SUBSIDIARIES

Subsidiaries of the Company

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
99¢ Only Stores Texas	Delaware
99cent Only Stores, Inc.	Nevada
8966 Reseda Associates, LLC (50% owned)	California
REA Associates La Quinta, LLC (65% owned)	California
Wilshire Alvarado Associates, LLC (50% owned)	California

All subsidiaries are 100% owned unless otherwise noted.